

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via facsimile
Lihua International, Inc.
Mr. Yang "Roy" Yu, Chief Financial Officer
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

> **Re: Lihua International, Inc.**
> **Form 10-K filed March 14, 2011 for the year ended December 31, 2010**
> **Form 8-K filed August 9, 2011**
> **File No. 1-34445**

Dear Mr. Yu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief